INVEST IN **ELEMENO HEALTH (YC S16)**

Content platform designed for nurses, addressing an underserved market.





Y Combinator

SJF Ventures

sustainVC

DREAMIT

LAUNCHPAD DIGITAL HEALTH

elemenohealth.com Oakland, CA

Technology | PBC & B Corp | Y Combinator | B2B | Healthcare

Highlights

VC-Backed
Raised $250K or more from a venture firm

Y Combinator
Raised from Y Combinator

$1M+ Revenue
Earned over the last 12 months

1. $2.3M annual recurring revenue, with > $4B TAM

2. Customers include 20 healthcare systems and 40 hospitals across 12 states

3. Nursing Management study found a 40% reduction in RN orientation time, saving $14,000/RN

4. Solutions for Patient Safety study found a 75% decrease in serious patient harm with Elemeno usage

5. Emergency Nurses Association: "Elemeno is my 911"



6 Backed by SJF Ventures, Sustain VC, Dreamit Ventures, and Y Combinator

Featured Investors



SJF Ventures
Notable Investor

Follow

Invested $7,000,000

SJF Ventures invests in high-growth companies creating a healthier, smarter and cleaner future. Our mission is to catalyze the development of highly successful businesses driving lasting, positive changes.
sjfventures.com

Alan Kelley, Managing Director

"Elemeno's value proposition grabbed us immediately. There is a real market need for solving the nurse retention crisis and reducing medical errors. Elemeno has demonstrable examples of delivering ROI to help address these problems. We are further struck by the potential for Elemeno to emerge as a go-to platform to help nurses execute their jobs effectively and fill a void in the market for solutions that sufficiently address their needs. Elemeno's offering is validated by an impressive list of blue-chip customers and some of the best net customer retention numbers we have seen."

View Investment Memo



SustainVC
Notable Investor

Follow

Invested $1,400,000

We back innovative entrepreneurs that share a vision of a sustainable, more equitable, and healthier world.
sustainvc.com

Andrew Cousins, Principal

"Elemeno is uniquely positioned at the intersection of healthtech and edtech, meeting today's caregivers where they are at. With the combination of an aging population, a shortfall of nearly half a million nurses, and constantly evolving best practices, there is a dire need to empower frontline staff with the right information, in the right format, at the right time. An investment in Elemeno is an opportunity to enable caregivers, democratize access to best practices, and improve outcomes for facilities and the patients they serve - while capitalizing on strong economics and an experienced team to drive investment returns."

David Bloom

Syndicate Lead

Follow   Invested $300,000 ⓘ

Dr. David Bloom is an elite surgeon and investor/entrepreneur who has funded and launched multiple successful tech, real estate, and facilities businesses. His career spans three decades, serving both country (Navy Capt.) and patients (adults & children).

"I believe in Elemeno Health's mission. The founders have never lost sight of the goal of medicine, which is to help patients. In the complex and rapid accumulation of new medical knowledge, processes, and procedures, we must do better. The pandemic proved that a desktop/laptop interface is not practical and the computing power of our phone has replaced our lab coat pocket guides. The reduction of medical errors and importance of providing on the spot training for quality healthcare whether at the largest academic center or the smallest community hospital in real time is paramount to the mission of saving lives as the volume of patients increase and clinicians are overwhelmed. Elemeno helps us do better at what we are trying to do BEST.—taking care of patients."

Other investors include <u>Dreamit Ventures</u> `Notable` , <u>Y Combinator Continuity Fund</u> `Notable` & 107 more

Our Team



Arup Roy-Burman MD   Founder & CMO

Proven physician executive - knows healthcare (25 yr at Stanford, UCSF, Kaiser, Children's Oakland). UCSF faculty. ICU Director. Nurse champion. Chair at Global Healing. Founding CEO at Elemeno - 1st UCSF startup at Y Combinator. UCSF & Stanford Med Alum.



Tim Coulter   CEO

Trusted senior exec with strong track record in managing healthtech companies, growing sales, raising capital, & driving investor returns. Led sales at Medicity during rapid growth & facilitated Medicity's $500M acquisition by Aetna.



Lisa Crounse   Chief Product Officer

Relentlessly focused on the end-user (20 yr). Sr Director, Product Management at Modsy. Sr Product Line Manager, Human Centered Design Educator and Facilitator at Autodesk. B2B SaaS Executive Roundtable Lead at Women in Product. Penn, UVA.



Carole Klove JD RN   Chief Nursing Executive



Knows every corner of healthcare (35 yr). Bedside nurse, malpractice attorney, Deloitte consultant, and C-suite exec. Chief Compliance & Privacy Officer at both UCLA and Stanford. Duke School of Nursing Alumni Board of Directors.



Adam Weintraub MBA — Chief Commercial Officer

Lives healthtech sales (20 yr). Johnson & Johnson, Medtronic, Audigy, Ansell. Scaled teams to over $190M revenue. VP of Commercial (national hearing care services). Sr Director of Healthcare Safety Solutions (surgical safety products). UCLA, Duke.



Amy Waldrup PhD MSN RN — Key Accounts Executive

Nurse extraordinaire (20 yr). ICU nurse. ED nurse. Nurse Educator. Nurse Exec. Adult Med Centers and Children's Hospitals. As Sr. Director of Patient Services at Children's New Orleans, she was the exec sponsor for Elemeno. She knows what clients need!



Steve Mundro — VP of Engineering

Ace developer (25 yr). Sr Engineer at Alphaflow (real-estate fintech startup). Repeat Technical Co-Founder (Cadency and Mesmo Games). Director of Product, Social Games, at Game Show Network (developed app for 2M+ users with $40M annual revenue).

Why Elemeno Health?

Healthcare practices are moving too fast. Staff can not keep up.

People go into healthcare to help others. And the last thing they want to do is hurt patients.



Medical errors are the #3 cause of death in the US.

It takes 17 years for new knowledge to be incorporated into clinical practice, while medical knowledge doubles every 73 days. Workflows, supplies, equipment, and meds are ever-changing. And staff are constantly turning over. (Sources: **BMJ**, **IOM**, **TACCA**)

The hospital training system is broken.

Training is disjointed, consisting of hours of classes that no one remembers. Dense policy documents and manuals are buried in binders or intranets that are hard to find, let alone digest. New information is lost in emails that few even read. Desperate attempts are made to get in front of caregivers through stickers, posters, and fliers.



Too much information at the **wrong** time, in the **wrong** place, in the **wrong** way.

It is impossible to know where to find information and which information is correct.

The solution? Deliver training to digital natives the way that they expect it.



Right-sized information in the **right** place



in the right place, at the right time, in the right way.

Information transformed into bite-size accessible content using a proprietary design system aided by AI.



We make it simple. Developed by frontline doctors and nurses at UCSF, Elemeno is a user-friendly app that transforms dense, disorganized information into multimedia-accessible, actionable, bite-sized pieces. Critical best practices and communications, whether standardized across the hospital or customized for a department, are delivered just in time at the caregiver's fingertips.

Inspired and guided by real-life experiences.

Urmila was our founder's little sister whose life was cut short by a medical error in the operating room. She inspired him to go into medicine.



In 20+ years of leading Intensive Care Unit (ICU) teams in top US hospitals, our founder continued to see patients harmed by preventable errors. In most cases, these errors were made by smart, hard-working, well-intentioned staff who couldn't find the information they needed when they needed it. Something had to change.

It works.

Elemeno helps healthcare institutions empower staff to deliver dramatically safer care. Our clients have demonstrated improved outcomes nationwide.



48%
Reduction in central line infections
UCSF Health
75%
Reduction in serious patient harm
Children's Hospital New Orleans
LCMC Health
85%
Reduction in *C. diff* infections
UCSF Benioff Children's Hospital
San Francisco

(Sources: AJMQ, PQS, ACMQ)



AORN
SAFE SURGERY TOGETHER
emj
Emergency Medicine Journal
AWHONN
PROMOTING THE HEALTH OF WOMEN AND NEWBORNS
AMERICAN COLLEGE OF
Medical Quality
PEDIATRIC
PQS
QUALITY & SAFETY
American Journal of
MEDICAL QUALITY
Nursing Management
AONL
American Organization for Nursing Leadership™
The efficacy of our solution has been recognized by leading medical publications and professional organizations.

Our clients include many of healthcare's best.

No matter how good a hospital is, everyone wants to improve. Our app is established in respected health systems of all sizes and types (public, private, academic) across the US.

Trusted by leading hospitals and health systems.











And they are telling their friends.

Our land and expand business model is working. We have spread across departments in over two-thirds of our hospitals, rapidly growing the number and types of teams we support



Happy unit managers tell their friends, and the number of teams using Elemeno keeps growing.



Year-end revenue has followed.



Our market is growing, and it just jumped another 50%.

Our clients are continually finding new ways to apply Elemeno's just-in-time microlearning solution to support staff outside of the hospital. They have pulled us into new markets, with the latest expansion into Clinical Trials, growing fast with a 7% CAGR (Source: Fortune Business Insights).



But wait, hasn't Elemeno been around for awhile?

Clinicians built Elemeno to improve patient safety. As we proved this at one hospital after another, we learned that hospitals wanted higher quality and safety, but they struggled to fund it.

The COVID-19 pandemic brought on new financial challenges. Staff burnout was at epidemic levels, leading to workforce shortages and rising labor costs while revenues from elective procedures had plummeted. Hospital leaders had to turn their attention to their new #1 issue.



(Source: ACHE)

Luckily, we could solve it by expanding our offering. Hospital staff turnover, lack of experience, and tenure, exacerbated by the already broken hospital training system, required a faster, more cost-effective onboarding and orientation solution to support their workforce and save them hard dollars.

Elemeno now delivers fast, effective training, reducing "door to floor" time for new and temporary staff while saving real money. In an era of soaring labor costs, this is the budgetary ROI that hospital administrators want and need.



(Sources: **Nursing Management**, **AWOHNN**, **AORN**)

However, building out the workforce transformation solution required capital and time. While client benefits grew, our gross margins declined.

A valuation aligned with the market.

At a time when capital markets were tightening, our VCs led a recap of the company at a valuation attractive to them for significant upside as well as any new investors coming in, while extending the runway for new leadership with the right operational experience. Linda Hand joined as CEO and quickly redesigned the organization and our processes to position us for scale and increased profitability. Margins went from 23% to over 60% in less than a year.



We're offering crowd investors a chance to buy into this VC-led round at a $6 million pre-money valuation ($5 million pre-money if you jump on the early-bird special). While we sold equity at a $20 million valuation three years ago, we are now more efficient and better positioned to tackle this even larger market. This is a significant opportunity for any investor looking to take advantage of the macro-cycle.

What our clients are saying.

From leadership...



"We're able to replicate the best preceptor you ever had and have them available as many times or anytime you need it."

— Susan Russell MSN, RN CCRN–CSC
System Chief Nurse Executive

...to the frontlines...

"Elemeno is my 911."

— Allana Loiler, ER Tech

 

"It is truly the fastest way to access information... sometimes a picture is worth a thousand words."

— Clare Hansen, ICU Nurse



to the media.

Press

  

 

  

- Emergency Nurses Association: **Cloud Technology Supports Emergency Nurses | Emergency Nurses of the Future**

- UCSF: **Engaging the Frontlines with Elemeno Health**

- CBS News: **Golisano Children's Hospital Implements Elemeno Technology**

- American College of Emergency Physicians: **Elemeno Health (2021 Innovator of the Year)**

- World Economic Forum: **This Web App Keeps Doctors and Nurses Up-To-Date on How to Fight COVID-1**9

And our nurse users are investing!

David Laquidara •••

As a nurse, investor and end user, I see the great value in Elemeno. In the busy flow in my job, I need to find the most up to date information fast to help my patients. Elemeno makes it easy to search and learn about our procedures and policies, while I am working. Healthcare is always rapidly changing, updating and reeducating staff is very quick and painless with Elemeno compared to our old formats. Happy to have to product that works as hard as I do.

Doing well by doing good.

Healthcare is a team sport. The pandemic highlighted how we are all in it together.

Elemeno is a Public Benefit Corporation, and we are here to help everyone. This year, we launched the Elemeno Resource

Network, a first-in-market community-sharing network where our clients can share their best practices with other clients. This network benefits every client by accelerating the spread of best practices and democratizing access to every healthcare worker, so that they can deliver the best care possible to every life they touch.



Doing well by doing good. Come join the movement!

